June 30, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (703) 720-1185

Mr. Richard D. Fairbank
President and Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: Capital One Financial Corporation
   Form 10-K for the Fiscal Year Ended December 31, 2005
   Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and 2004
   Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
     June 30, 2005, and September 30, 2005
   File No. 001-13300

Dear Mr. Fairbank:

        We have reviewed your response letter dated June 22, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Note 1 – Significant Accounting Policies

Loan Securitizations, page 79

1.   We note your response to comment 1 from our letter dated June 1, 2006 in which you provide an analysis demonstrating why you believe credit card loans held on-balance sheet at December 31, 2005, 2004 and 2003 and subsequently sold during the three month period after the balance sheet dates are not material for separate

"held-for-sale" classification in your financial statements. Tell us how you determined that the decision to not classify these receivables as "held-for-sale" would have been both quantitatively and qualitatively immaterial to your consolidated statements of income and cash flows for each quarterly and annual period presented.

2.   Please tell us how you considered credit card loans which earn interest based on a zero percent or other such low introductory rate in performing the "held-for-sale" materiality assessment for your statements of income and cash flows. Provide tabular analysis of average balances, interest rates and any other pertinent information considered in arriving at your conclusion.

Note 22 – Derivative Instruments and Hedging Activities, page 112

3.   We note your response to comment 6 from our letter dated June 1, 2006 indicating that you view the deferral option on the junior subordinated debentures to be a deferral contingency tied to credit deterioration which is not prohibited from short-cut treatment based on DIG Issue E6. Please tell us whether the deferral option on the junior subordinated debentures is mirrored in the swap. If the deferral option is not mirrored, please tell us how you determined that you met the criteria in paragraph 68(e) of SFAS 133 to apply the short-cut method to these hedging transactions.

4.   If you have determined that the difference between your financial statement hedge accounting treatment and no hedge accounting for your junior subordinated debentures is immaterial, please provide us with your quantitative and qualitative materiality analysis consistent with the provisions of SAB Topic 1.M, for your quarterly and annual consolidated financial statements during the three year period ended December 31, 2005.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3424 if you have questions.

Sincerely,

Lisa Haynes
Reviewing Accountant

CC (via fax): Steve Richter (804) 290-2997